UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: April 24, 2013	By:	Signed: /s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: April 24, 2013	By:	Signed: /s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

For Release Immediate April 24, 2013

Canadian Pacific reports Q1-2013 net income of C$217M or C$1.24 per diluted share

Delivers best first quarter results in company’s history

Calgary, AB - Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced record Q1 2013 results.

Reported net income in the first quarter was $217 million, or $1.24 per diluted share, versus $142 million, or $0.82 per share, in the first quarter of 2012. This represents a 51 per cent year-over-year improvement in earnings per share.

FIRST-QUARTER 2013 RESULTS COMPARED WITH FIRST-QUARTER 2012:

•	Total revenues were $1,495 million, an increase of 9 per cent and a quarterly record

•	Operating expenses were $1,133 million, an increase of 3 per cent

•	Operating income was $362 million, an increase of 32 per cent

•	Operating ratio was 75.8 per cent, a 430 basis point improvement and a quarterly record

“CP delivered the best first quarter results in its history despite challenging winter conditions,” said E. Hunter Harrison, Chief Executive Officer. “This is a true testament to the determination and perseverance of our outstanding team of railroaders. There remains a lot of work to do as we continue to make significant changes to our operating model. With a very strong start to the year and momentum quickly building, I am now even more confident that we are on pace toward the best year-end financial and operating performance in CP’s history.”

“The transformational journey of the railway continues,” added Harrison. “Through ongoing culture change and focused, disciplined execution of the plan, we will make this franchise even stronger, adding significant value to customers and shareholders.”

Editor’s Note

CP will discuss its results with analysts in a conference call beginning at 11:00 a.m. Eastern time (9:00 a.m. Mountain time) on April 24, 2013.

Conference call access

Toronto participants dial in number: (647) 427-7450

Operator assisted toll free dial in number: 1-888-231-8191

Callers should dial in 10 minutes prior to the call.

Webcast

For those with Internet access we encourage you to listen via CP’s website at www.cpr.ca. To access the webcast and the presentation material, click on “Invest In CP” tab.

A replay of the conference call will be available by phone through May 24, 2013 at 416-849-0833 or toll free 1-855-859-2056, password 31843416. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

Note on Forward-Looking Information

This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance, planned capital expenditures, and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended March 31
	2013	2012

Revenues
Freight	$1,459	$1,340
Other	36	36

Total revenues	1,495	1,376

Operating expenses
Compensation and benefits	402	391
Fuel	270	269
Materials	72	64
Equipment rents	46	50
Depreciation and amortization	141	127
Purchased services and other	202	201

Total operating expenses	1,133	1,102

Operating income	362	274
Less:
Other income and charges	3	13
Net interest expense	70	69

Income before income tax expense	289	192

Income tax expense (Note 4)	72	50

Net income	$217	$142

Earnings per share (Note 5)
Basic earnings per share	$1.25	$0.83
Diluted earnings per share	$1.24	$0.82

Weighted-average number of shares (millions)
Basic	174.3	170.5
Diluted	175.8	172.0

Dividends declared per share	$0.3500	$0.3000

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended March 31
	2013	2012

Net income	$217	$142

Net (loss) gain on foreign currency translation adjustments, net of hedging activities	(2)	5

Change in derivatives designated as cash flow hedges	1	10

Change in pension and post-retirement defined benefit plans	188	54

Other comprehensive income before income tax expense	187	69

Income tax expense	(40)	(24)

Other comprehensive income (Note 3)	147	45

Comprehensive income	$364	$187

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	March 31 2013	December 31 2012
Assets
Current assets
Cash and cash equivalents	$347	$333
Accounts receivable, net	585	546
Materials and supplies	190	136
Deferred income taxes	292	254
Other current assets	67	60

	1,481	1,329

Investments	85	83
Properties	13,122	13,013
Goodwill and intangible assets	164	161
Other assets (Note 9)	175	141

Total assets	$15,027	$14,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,089	$1,176
Long-term debt maturing within one year	154	54

	1,243	1,230

Pension and other benefit liabilities (Note 8)	1,172	1,366
Other long-term liabilities	315	306
Long-term debt	4,590	4,636
Deferred income taxes	2,258	2,092

Total liabilities	9,578	9,630

Shareholders’ equity
Share capital	2,183	2,127
Additional paid-in capital	35	41
Accumulated other comprehensive loss (Note 3)	(2,621)	(2,768)
Retained earnings	5,852	5,697

	5,449	5,097

Total liabilities and shareholders’ equity	$15,027	$14,727

Commitments and contingencies (Note 9)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended March 31
	2013	2012
Operating activities
Net income	$217	$142
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	141	127
Deferred income taxes	63	46
Pension funding in excess of expense (Note 8)	(9)	(7)
Other operating activities, net	2	(29)
Change in non-cash working capital balances related to operations	(147)	(78)

Cash provided by operating activities	267	201

Investing activities
Additions to properties	(203)	(233)
Proceeds from sale of properties and other assets	16	45
Other (Note 9)	(25)	(1)

Cash used in investing activities	(212)	(189)

Financing activities
Dividends paid	(61)	(51)
Issuance of common shares	40	38
Issuance of long-term debt	—	71
Repayment of long-term debt	(19)	(12)
Net decrease in short term borrowings	—	(27)

Cash (used in) provided by financing activities	(40)	19

Effect of foreign currency fluctuations on U.S. dollar-denominated

cash and cash equivalents	(1)	(1)

Cash position
Increase in cash and cash equivalents	14	30
Cash and cash equivalents at beginning of period	333	47

Cash and cash equivalents at end of period	$347	$77

Supplemental disclosures of cash flow information:
Income taxes paid	$4	$4
Interest paid	$66	$51

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	—	—	—	—	217	217
Other comprehensive income (Note 3)	—	—	—	147	—	147
Dividends declared	—	—	—	—	(62)	(62)
Effect of stock-based compensation expense	—	—	6	—	—	6
Shares issued under stock option plans	0.8	56	(12)	—	—	44

Balance at March 31, 2013	174.7	$2,183	$35	$(2,621)	$5,852	$5,449

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	142	142
Other comprehensive income (Note 3)	—	—	—	45	—	45
Dividends declared	—	—	—	—	(51)	(51)
Effect of stock-based compensation expense	—	—	1	—	—	1
Shares issued under stock option plans	0.9	55	(15)	—	—	40

Balance at March 31, 2012	170.9	$1,909	$72	$(2,691)	$5,536	$4,826

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2012 consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2012 consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Accumulated other comprehensive income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB ASC Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. The disclosure requirements of this ASU for the three months ended March 31, 2013 are presented in Note 3.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

3	Changes in accumulated other comprehensive loss (AOCL) by component

(in millions of Canadian dollars)	Net gain on foreign currency translation adjustments, net of hedging activities(1)	Change in derivatives designated as cash flow hedges and other (1)	Change in pension and post- retirement defined benefit plans(1)(a)	Total(1)
January 1, 2013	$74	$(14)	$(2,828)	$(2,768)

Other comprehensive income (loss) before reclassifications	8	(7)	94	95
Amounts reclassified from accumulated other comprehensive loss	—	6	46	52

Net current-period other comprehensive income (loss)	8	(1)	140	147

March 31, 2013	$82	$(15)	$(2,688)	$(2,621)

January 1, 2012	$72	$(20)	$(2,788)	$(2,736)

Other comprehensive income (loss) before reclassifications	(2)	10	—	8
Amounts reclassified from accumulated other comprehensive loss	—	(3)	40	37

Net current-period other comprehensive income (loss)	(2)	7	40	45

March 31, 2012	$70	$(13)	$(2,748)	$(2,691)

(a)	Amounts reclassified from accumulated other comprehensive loss

	Q1 2013	Q1 2012
Amortization of prior service costs (2)	(6)	—
Recognition of net actuarial loss (2)	67	53

Total before income tax	$61	$53
Income tax benefit	(15)	(13)

Net of income tax	$46	$40

(1)	Amounts are presented net of income tax.
(2)	Impacts Compensation and benefits on the Consolidated Statements of Income.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

4	Income taxes

	For the three months ended March 31
(in millions of Canadian dollars)	2013	2012

Current income tax expense	$9	$4
Deferred income tax expense	63	46

Income tax expense	$72	$50

The effective income tax rate for the three months ended March 31, 2013 was 24.8% (three months ended March 31, 2012 – 26.0%) as a result of a benefit recognized for the U.S. federal track maintenance credit of $6 million for 2012 enacted in 2013.

5	Earnings per share

At March 31, 2013, the number of shares outstanding was 174.7 million (March 31, 2012 – 170.9 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended March 31
(in millions)	2013	2012

Weighted-average shares outstanding	174.3	170.5
Dilutive effect of stock options	1.5	1.5

Weighted-average diluted shares outstanding	175.8	172.0

For the three months ended March 31, 2013, no options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three months ended March 31, 2012 – 237,933 options).

6	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

6	Financial instruments (continued)

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,771 million and a carrying value of $4,744 million at March 31, 2013. At December 31, 2012, long-term debt had a fair value of $5,688 million and a carrying value of $4,690 million. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.	Financial risk management

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally the Company may enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three months ended March 31, 2013 was an unrealized foreign exchange loss of $67 million compared to the unrealized foreign exchange gain of $60 million for the three months ended March 31, 2012. There was no ineffectiveness during the three months ended March 31, 2013 and 2012.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At March 31, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2012. At March 31, 2012, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% 2018 Notes, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

6	Financial instruments (continued)

accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three months ended March 31, 2013, an unrealized foreign exchange gain of $5 million compared to the unrealized loss of $4 million for the three months ended March 31, 2012 was recorded in “Other income and charges” in relation to these derivatives. These gains recorded in “Other income and charges” were largely offset by the unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, the losses in 2012 were largely offset by the unrealized gains on the underlying debt.

At March 31, 2013, the unrealized gain derived from these FX forwards was $13 million of which $2 million was included in “Other current assets” and $11 million in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized gain of $7 million in “Retained earnings”. At March 31, 2012, the unrealized gain derived from these FX forwards was $6 million which was included in “Other assets” with the offset reflected as an unrealized gain of $3 million in “Accumulated other comprehensive loss” and as an unrealized gain of $3 million in “Retained earnings”.

At March 31, 2013, the Company expected that, during the next twelve months, unrealized pre-tax losses of $2 million would be reclassified to “Other income and charges”.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in local and world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk may not be completely recovered from shippers due to timing and volatility in the market. In the past, to address the residual portion of CP’s fuel costs not mitigated by its fuel recovery programs, CP had a systematic hedge program. As a result of improving coverage from its fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013.

Energy futures

During the three months ended March 31, 2013, the Company settled its remaining diesel futures contracts, accounted for as cash flow hedges, to purchase 20 million U.S. gallons during the period January to December 2013 for a realized gain and proceeds of $2 million. During the period $1 million of this gain was recorded as a reduction to “Fuel” expense and $1 million was reflected in “Accumulated other comprehensive loss” to be amortized to “Fuel” expense in 2013 as the related diesel is purchased. During the three months ended March 31, 2012, the impact of settled swaps decreased “Fuel” expense by $1 million, as a result of realized gains.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

6	Financial instruments (continued)

At March 31, 2013, the Company had no remaining diesel futures contracts. At December 31, 2012, the unrealized loss on these contracts was negligible.

7	Stock-based compensation

At March 31, 2013, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans, which are remeasured to fair value quarterly based on share price and vesting conditions, and an employee stock savings plan. These plans resulted in an expense for the three months ended March 31, 2013, of $33 million (three months ended March 31, 2012 – expense of $23 million).

Regular options

In the first three months of 2013, under CP’s stock option plans, the Company issued 482,500 regular options at the weighted average price of $118.25 per share, based on the closing price on the grant date.

Pursuant to the employee plan, these regular options may be exercised upon vesting, which is between 12 months and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the total fair value of the regular options granted during the period was $16 million at the grant date, with a weighted-average fair value of $32.68 per regular option. The weighted average fair value assumptions were approximately:

For the three months ended March, 31 2013
Grant price	$118.25
Expected option life (years) (1)	6.25
Risk-free interest rate (2)	1.55%
Expected stock price volatility (3)	30.18%
Expected annual dividends per share (4)	$1.40
Expected forfeiture rate (5)	1.4%

(1)

Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the three months ended March 31, 2013, the Company issued 186,558 PSUs with a grant date fair value of $21 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares, at the discretion of the Chief Executive Officer, approximately three years after the grant date, contingent upon CP’s performance (performance factors). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the three months ended March 31, 2013, the Company granted 43,484 DSUs with a grant date fair value of $5 million to certain key employees and Directors. DSUs for employees vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

7	Stock-based compensation (continued)

Restricted share unit (“RSU”) plan

During the three months ended March 31, 2013, $9 million in RSUs were paid out.

8	Pensions and other benefits

In the three months ended March 31, 2013, the Company made contributions of $30 million (in the three months ended March 31, 2012 – $17 million) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the quarter included the following components:

	For the three months ended March 31
	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012

Current service cost (benefits earned by employees in the period)	$35	$33	$4	$5
Interest cost on benefit obligation	112	113	5	6
Expected return on fund assets	(186)	(188)	—	—
Amortization of prior service costs	(6)	—	—	—
Recognition of net actuarial loss	66	52	1	1

Net periodic benefit cost	$21	$10	$10	$12

CP has reached agreements with all of the unions which it had been bargaining with in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service. Under the amendments, the plan participant will continue to earn additional pensionable years of service as normal but with a limit of the cap for each year earned. The plan amendment has been accounted for in the period the new agreement was ratified. As a result of the plan amendments, the projected benefit obligation decreased by $127 million from December 31, 2012, with a corresponding increase to other comprehensive income and resulting in a reduction of accumulated other comprehensive loss as prior service credits. The prior service credits are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years).

At the date of the plan amendments, we have assessed the significance of such amendments to the consolidated financial statements and have determined that a remeasurement of plan assets and obligations as of the date of the above plan amendments was not warranted.

9	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2013, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At March 31, 2013, the Company had committed to total future capital expenditures amounting to $357 million and operating expenditures relating to supplier purchase obligations, such as locomotive maintenance and overhaul agreements, as well as agreements to purchase other goods and services amounting to approximately $1.7 billion for the years 2013-2031.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

9	Commitments and contingencies (continued)

Minimum payments under operating leases were estimated at $747 million in aggregate, with annual payments in each of the five years following 2013 of (in millions): 2014 – $114; 2015 – $97; 2016 – $79; 2017 – $61 and 2018 – $50.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three months ended March 31, 2013 was $1 million (three months ended March 31, 2012 – expense of $1 million). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at March 31, 2013 was $90 million as compared with $89 million as at December 31, 2012. Payments are expected to be made over 10 years to 2023.

During the three months ended March 31, 2013, CP provided an interest free loan pursuant to a court order in the amount of $20 million to a corporation owned by a court appointed trustee to facilitate the acquisition of a building. The building will be held in trust until the resolution of legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building. If CP is successful in these proceedings, title to the building will transfer to CP with an additional payment of $20 million; otherwise the loan will be repaid.

Summary of Rail Data

	First Quarter
Financial (millions, except per share data)	2013	2012	Fav/(Unfav)%

Revenues
Freight revenue	$1,459	$1,340	$119	9
Other revenue	36	36	—	—

Total revenues	1,495	1,376	119	9

Operating expenses
Compensation and benefits	402	391	(11)	(3)
Fuel	270	269	(1)	—
Materials	72	64	(8)	(13)
Equipment rents	46	50	4	8
Depreciation and amortization	141	127	(14)	(11)
Purchased services and other	202	201	(1)	—

Total operating expenses	1,133	1,102	(31)	(3)

Operating income	362	274	88	32

Less:

Other income and charges	3	13	10	77
Net interest expense	70	69	(1)	(1)

Income before income tax expense	289	192	97	51

Income tax expense	72	50	(22)	(44)

Net income	$217	$142	$75	53

Operating ratio (%)	75.8	80.1	4.3	430 bps

Basic earnings per share	$1.25	$0.83	$0.42	51

Diluted earnings per share	$1.24	$0.82	$0.42	51

Shares Outstanding

Weighted average number of shares outstanding (millions)	174.3	170.5	3.8	2

Weighted average number of diluted shares outstanding (millions)	175.8	172.0	3.8	2

Foreign Exchange

Average foreign exchange rate (US$/Canadian$)	0.99	1.00	0.01	1

Average foreign exchange rate (Canadian$/US$)	1.01	1.00	0.01	1

Summary of Rail Data (Page 2)

	First Quarter
	2013	2012	Fav/(Unfav)%

Commodity Data

Freight Revenues (millions)
- Grain	$314	$288	$26	9
- Coal	149	137	12	9
- Fertilizers and sulphur	152	126	26	21
- Industrial and consumer products	372	298	74	25
- Automotive	97	105	(8)	(8)
- Forest products	53	50	3	6
- Intermodal	322	336	(14)	(4)

Total Freight Revenues	$1,459	$1,340	$119	9

Millions of Revenue Ton-Miles (RTM)
- Grain	8,430	8,600	(170)	(2)
- Coal	5,640	5,205	435	8
- Fertilizers and sulphur	4,952	4,042	910	23
- Industrial and consumer products	9,536	7,036	2,500	36
- Automotive	604	659	(55)	(8)
- Forest products	1,223	1,215	8	1
- Intermodal	5,778	6,054	(276)	(5)

Total RTMs	36,163	32,811	3,352	10

Freight Revenue per RTM (cents)
- Grain	3.73	3.35	0.38	11
- Coal	2.64	2.63	0.01	—
- Fertilizers and sulphur	3.06	3.12	(0.06)	(2)
- Industrial and consumer products	3.90	4.24	(0.34)	(8)
- Automotive	16.09	15.93	0.16	1
- Forest products	4.33	4.12	0.21	5
- Intermodal	5.58	5.55	0.03	1

Total Freight Revenue per RTM	4.04	4.08	(0.04)	(1)

Carloads (thousands)
- Grain	108	110	(2)	(2)
- Coal	81	78	3	4
- Fertilizers and sulphur	49	42	7	17
- Industrial and consumer products	127	115	12	10
- Automotive	35	42	(7)	(17)
- Forest products	18	18	—	—
- Intermodal	241	251	(10)	(4)

Total Carloads	659	656	3	—

Freight Revenue per Carload
- Grain	$2,906	$2,618	$288	11
- Coal	1,849	1,756	93	5
- Fertilizers and sulphur	3,067	3,000	67	2
- Industrial and consumer products	2,921	2,591	330	13
- Automotive	2,742	2,500	242	10
- Forest products	3,028	2,778	250	9
- Intermodal	1,339	1,339	—	—

Total Freight Revenue per Carload	$2,214	$2,043	$171	8

Summary of Rail Data (Page 3)

	First Quarter
	2013	2012 (1)	Fav/(Unfav)%

Operations Performance

Freight gross ton-miles (millions)	67,679	62,688	4,991	8
Train miles (thousands)	9,993	10,342	349	3
Average train weight - excluding local traffic (tons)	7,209	6,420	789	12
Average train length - excluding local traffic (feet)(2)	6,298	5,757	541	9
Average train speed - AAR definition (mph)	24.2	25.1	(0.9)	(4)
Average terminal dwell - AAR definition (hours)	15.7	17.3	1.6	9
Car miles per car day	222.0	208.4	13.6	7

Locomotive productivity (daily average GTMs/active HP)	205.5	174.8	30.7	18

Fuel efficiency(3)	1.13	1.23	0.10	8
U.S. gallons of locomotive fuel consumed (millions)(4)	75.7	76.6	0.9	1
Average fuel price (U.S. dollars per U.S. gallon)	3.55	3.50	(0.05)	(1)

Total employees (average)(5)	14,920	16,671	1,751	11
Total employees (end of period)(5)	15,112	16,862	1,750	10
Workforce (end of period)(6)	16,108	18,945	2,837	15

Safety

FRA personal injuries per 200,000 employee-hours	1.60	1.15	(0.45)	(39)
FRA train accidents per million train-miles	1.98	1.58	(0.40)	(25)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)

Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

(3)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(5)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(6)	Workforce is defined as total employees plus part time employees, contractors, and consultants.